UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   January 3, 2011           File No.  001-33519

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour to Present at the 2011 Sidoti NYC Micro-Cap Conference

 Launches Comprehensive Investor Relations Campaign

Denver, Colorado, January 3, 2011 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces today that Craig Allison, Director of Investor Relations will present at the Sidoti Semi-annual New York Micro-Cap Conference to be held January 10, 2011 at the Grand Hyatt Hotel in midtown Manhattan. This presentation, the first of multiple planned presentations for 2011, scheduled for 11:20 a.m. EST, is intended to provide the investment community with Dejour's current financial and 2011 project initiatives.

Co-Chairman Robert Hodgkinson states, “We have spent the past two years carefully constructing the appropriate strategy to realize the inherent value of our property portfolio for shareholders.  Dejour possesses the necessary combination of management expertise and realizable asset base to execute on our vision. This is the appropriate time to detail our value proposition to the investment community as we experience significant growth in 2011.”

Following the presentation, the accompanying slides may be accessed at the company's website, www.dejour.com.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE-Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: January 3, 2011	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer